T. ROWE PRICE
REALTY INCOME
FUND I

AMERICA'S SALES-COMMISSION-FREE
REAL ESTATE LIMITED PARTNERSHIP

QUARTERLY REPORT
FOR THE PERIOD ENDED
JUNE 30, 1997

For information on your
Realty Income Fund account, call:
1-800-962-8300 toll free
410-625-6500 Baltimore area

For information on your
mutual fund account, call:
1-800-225-5132 toll free
410-625-6500 Baltimore area

T. Rowe Price Real Estate Group
100 East Pratt Street
Baltimore, Maryland 21202

Invest With Confidence(registered trademark)
T. Rowe Price

FELLOW PARTNERS:

By now you should have received materials requesting your consent to sell T. Rowe Price Realty Income Fund I's interests in its remaining five properties to Glenborough Realty Trust Incorporated for $27,408,000, and also to complete the liquidation of the Fund. A majority of the Fund's outstanding units must be voted in favor of the proposal for the transaction to proceed.
      As mentioned previously, the Fund has held the properties for the period anticipated when the Fund was organized, and current market conditions appear favorable for a sale. The Fund expects to benefit substantially by selling all of the properties in bulk instead of individually. In particular, the costs of selling each property individually-including sales commissions and other closing-related costs-could be materially higher. Our experience indicates that there could be more negative price adjustments as a result of each buyer's due diligence activities. Also considered was the advantage of limited partners receiving their sales proceeds immediately rather than having them spread over the next several years.
      The price offered by Glenborough should allow the Fund to liquidate its investment for an amount that exceeds the most recent adjusted estimated aggregate value.
      Under the heading "THE TRANSACTION-Recommendations of the General Partner" in the consent materials you received, we discussed in detail the advantages and disadvantages of the Glenborough transaction. After carefully weighing the facts and circumstances associated with this transaction against alternative courses of action, we concluded that the bulk sale to Glenborough and subsequent liquidation of the Fund is an outstanding opportunity to maximize value for investors. Therefore, we recommend that you consent to the proposed transaction by voting now and returning the consent card in the postage-paid envelope, if you have not already done so. Your participation is extremely important, and your response to the solicitation will save your Fund the substantial costs associated with a follow-up mailing. If you have not received your materials, or if you need an additional consent card, please call one of our real estate representatives at 1-800-962-8300.

Real Estate Investments (Dollars in Thousands)
______________________________________________________________


                                         Average       Contri-
                              Leased      Leased      bution to
                              Status      Status     Net Income
                             _________    _______      _______
                                           Nine         Nine
                  Gross                   Months       Months
Properties      Leasable                   Ended        Ended
Held for          Area       June 30,    June 30,     June 30,
Sale            (Sq. Ft.)     1997     1996  1997   1996   1997
_______         ________      _____     ___   ___    ___    ___
Airport
   Perimeter       121,000     81%      72%  76%  $  18  $    179

Montgomery         116,300     90       72   71     (69) 226

Springdale         144,000    100      100   98     244       276

The Business
   Park            157,200     97       96   99     168       488

Newport
   Center           62,400    100       93   99     125       228
                  ________   ____     ____ ____   _____  ______

                   600,900     93       87   89     486     1,397

Properties Sold          -      -        -    -     578     1,769

Fund Expenses
   Less Interest
   Income                -      -        -    -    (334) (436)
                  ________   ____     ____ ____   _____    ______

Total              600,900     93%     87%  89%   $ 730  $  2,730

Cash Distributions

Pending the completion of the sale to Glenborough, the Fund has suspended cash distributions from operations. Net proceeds from the sale of Royal Biltmore were distributed in May, and net proceeds from the disposition of Van Buren were distributed on July 15. Deducting the combined distributions of $108.92 per unit from the December 1996 estimated unit value of $398 results in $289. Assuming all remaining properties are sold during the next few months, the General Partner will determine the amount it believes sufficient for the payment of Fund liabilities; the balance of the assets will then be promptly distributed. Based on the negotiated sales prices and other information currently available, we expect total future distributions to exceed the figure mentioned above.

Results of Operations

For the nine months ended June 30, 1997, the Fund's net income was $2,730,000, an increase of $2,000,000 over the same period last year. Of the increase, $1,210,000 was attributable to the gain for financial statement purposes on Royal Biltmore, for which the Fund received proceeds of $6,286,000. The Fund also received proceeds of $3,996,000 from the Van Buren sale. The remaining increase in net income of $790,000 was due primarily to the $925,000 decline in depreciation expense, which was a result of stopping the depreciation of the Fund's remaining properties now Held for Sale. The absence of net income from Spring Creek, which was sold last year, partly offset the reduced expenses.
   Net income for the third quarter increased $1,947,000 over the third quarter of 1996. Of this amount, $1,210,000 came from the gain on the Royal Biltmore sale, while $487,000 resulted from ceased depreciation.
   At the property level, the average leased status of Fund properties increased to 89% from 87% in the comparable 1996 nine-month period. During the third quarter, a lease was signed at Montgomery for 16,879 square feet, boosting occupancy 15% at the property.

Outlook

As the real estate market has been improving in recent years, we have taken advantage of the opportunity to capture higher prices for portfolio properties. We believe it is in the best interests of investors to liquidate the Fund's portfolio while real estate values continue to strengthen, since the Fund is nearing the end of its planned lifespan. In the normal course of events, as the real estate cycle runs its course, rising property prices usually lead to an increased supply of new properties, which could lead to softer prices sometime later.
   No one can forecast exactly when the real estate market will peak, but we believe it is likely that there will be less capital available to real estate investors in the future and that speculative construction may commence in several markets in which the Fund owns properties. Each of these factors, if they occur, could have a negative impact on the value of our properties.
   Once again we urge you to read the consent solicitation materials and return the card as quickly as possible so that we can proceed with the orderly liquidation of your investment.
   Thank you for your cooperation.

   Sincerely,

   James S. Riepe
   Chairman

August 7, 1997

CONDENSED BALANCE SHEETS
Unaudited
(In thousands)

                                            June 30,     September 30,
                                              1997             1996
                                           ___________     ____________

Assets

Real Estate Property
   Investments
      Land. . . . . . . . . . . . . . .                  $      6,759
      Buildings and
         Improvements . . . . . . . . .                        29,588
                                                             ________

                                                               36,347

   Less: Accumulated
      Depreciation and
      Amortization. . . . . . . . . . .                        (9,519)
                                                             ________

                                                               26,828
   Held for Sale. . . . . . . . . . . .   $     26,872          8,965
                                              ________       ________

                                                26,872         35,793

Cash and Cash Equivalents . . . . . . .          5,773          2,290

Accounts Receivable (less
   allowances of $22
   and $175). . . . . . . . . . . . . .             57            154
Other Assets. . . . . . . . . . . . . .             78            492
                                              ________       ________

                                          $     32,780   $     38,729
                                              ________       ________
                                              ________       ________

Liabilities and Partners' Capital

Security Deposits and
   Prepaid Rents. . . . . . . . . . . .   $        411   $        418
Accrued Real Estate Taxes . . . . . . .            119            231
Accounts Payable and Other
   Accrued Expenses . . . . . . . . . .            170            266
                                              ________       ________

Total Liabilities . . . . . . . . . . .            700            915
Partners' Capital . . . . . . . . . . .         32,080         37,814
                                              ________       ________

                                          $     32,780   $     38,729
                                              ________       ________
                                              ________       ________

See the accompanying notes to condensed financial statements.

CONDENSED STATEMENTS OF OPERATIONS
Unaudited
(In thousands except per-unit amounts)

                                    Three Months          Nine Months
                                        Ended                Ended
                                      June 30,             June 30,
                                 1997      1996       1997       1996
                                 ____      ____       ____       ____

Revenues

Rental Income . . . . . .    $   1,402  $  1,495  $   4,369 $   4,517
Interest Income . . . . .           35        29         76        74
                              ________  ________   ________  ________

                                 1,437     1,524      4,445     4,591
                              ________  ________   ________  ________
Expenses
Property Operating
     Expenses . . . . . .          366       465      1,195     1,322
Real Estate
     Taxes. . . . . . . .          130       162        397       489
Depreciation and
     Amortization . . . .            -       487        782     1,707
Decline (Recovery)
     of Property
     Values . . . . . . .           39       237         39      (66)
Partnership Management
     Expenses . . . . . .          140       148        512       409
                              ________  ________   ________  ________

                                   675     1,499      2,925     3,861
                              ________  ________   ________  ________

Income from Operations
     before Gain on
     Real Estate
     Sold . . . . . . . .          762        25      1,520       730
Gain on Real
     Estate Sold. . . . .        1,210         -      1,210         -
                              ________  ________   ________ ________

Net Income. . . . . . . .    $   1,972  $     25  $   2,730 $     730
                              ________  ________   ________ ________
                              ________  ________   ________ ________

Activity per Limited
     Partnership Unit
Net Income  . . . . . . .    $   19.58  $   0.25  $   27.11 $    7.25
                              ________  ________   ________  ________
                              ________  ________   ________  ________

Cash Distributions Declared
     from Sale
        Proceeds. . . . .    $  108.92            $  108.92 $   17.79
     from
        Operations. . . .            -  $   4.75       1.00     14.25
                              ________  ________   ________  ________

Total Distributions
     Declared . . . . . .    $  108.92  $   4.75  $  109.92 $   32.04
                              ________  ________   ________  ________
                              ________  ________   ________  ________

Units
     Outstanding. . . . .       90,622    90,622     90,622    90,622
                              ________  ________   ________  ________
                              ________  ________   ________  ________

See the accompanying notes to condensed financial statements.

CONDENSED STATEMENT OF PARTNERS' CAPITAL
Unaudited
(In thousands)


                                       General     Limited
                                       Partner    Partners      Total
                                      ________    ________    ________

Balance, September 30,
     1996 . . . . . . . . . . . . .    $  (4,342)$   42,156 $  37,814
Net Income. . . . . . . . . . . . .          273      2,457     2,730
Cash Distributions. . . . . . . . .         (386)    (8,078)   (8,464)
                                         _______    _______   _______

Balance, June 30,
     1997 . . . . . . . . . . . . .    $  (4,455)$   36,535 $  32,080
                                         _______    _______   _______
                                         _______    _______   _______

See the accompanying notes to condensed financial statements.

CONDENSED STATEMENTS OF CASH FLOWS
Unaudited
(In thousands)

                                                    Nine Months Ended
                                                       June 30,
                                                 1997          1996
                                               _________      _________

Cash Flows from Operating
     Activities
Net Income. . . . . . . . . . . . . . . .    $     2,730    $     730
Adjustments to Reconcile Net
     Income to Net Cash
  Provided by Operating Activities
     Depreciation and
        Amortization. . . . . . . . . . .            782        1,707
     Decline (Recovery) of
        Property Values . . . . . . . . .             39          (66)
     Gain on Real Estate Sold . . . . . .         (1,210)           -
     Decrease in Accounts
        Receivable, Net of
           Allowances . . . . . . . . . .             64           28
     Decrease in Other Assets . . . . . .            145           76
     Decrease in Security
        Deposits and
           Prepaid Rents. . . . . . . . .             (7)         (50)
     Decrease in Accrued Real
        Estate Taxes. . . . . . . . . . .           (112)          (6)
     Decrease in Accounts Payable
        and Other Accrued
           Expenses . . . . . . . . . . .            (96)         (48)
                                                ________    ________
Net Cash Provided by Operating
     Activities . . . . . . . . . . . . .          2,335        2,371
                                                ________    ________

Cash Flows from Investing Activities
Proceeds from Property
     Dispositions . . . . . . . . . . . .         10,282        1,679
Investments in Real Estate. . . . . . . .           (670)        (455)
                                                ________    ________
Net Cash Provided by Investing
     Activities . . . . . . . . . . . . .          9,612        1,224
                                                ________     ________

Cash Flows Used in Financing
     Activities
Cash Distributions. . . . . . . . . . . .         (8,464)      (4,391)
                                                ________    ________

Cash and Cash Equivalents
Net Increase (Decrease) during
     Period . . . . . . . . . . . . . . .          3,483         (796)
At Beginning of Year. . . . . . . . . . .          2,290        2,832
                                                ________     ________

At End of Period. . . . . . . . . . . . .    $     5,773    $   2,036
                                                ________     ________
                                                ________     ________

See the accompanying notes to condensed financial statements.

NOTES TO CONDENSED FINANCIAL STATEMENTS
Unaudited

The unaudited interim condensed financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. All such adjustments are of a normal, recurring nature.
     The unaudited interim financial information contained in the accompanying condensed financial statements should be read in conjunction with the financial statements contained in the fiscal 1996 Annual Report to Partners.

NOTE 1 - TRANSACTIONS WITH RELATED PARTIES AND OTHER

As compensation for services rendered in managing the affairs of the Partnership, the General Partner receives 10% of cash available for distribution from operations and a portion of the proceeds from property dispositions. The General Partner's share of cash available for distribution from operations totaled $10,000 and from property dispositions totaled
$411,000 for the first nine months of fiscal 1997.
     In accordance with the partnership agreement, certain operating expenses are reimbursable to the General Partner.
The General Partner's reimbursement of such expenses totaled $148,000 for communications and administrative services performed on behalf of the Partnership during the first nine months of fiscal 1997.
     An affiliate of the General Partner earned a normal and customary fee of $2,000 from the money market mutual funds in which the Partnership made its interim cash investments during the first nine months of fiscal 1997.
     LaSalle Advisors Limited Partnership ("LaSalle") is the Partnership's advisor and is compensated for its advisory services directly by the General Partner. LaSalle is reimbursed by the Partnership for certain operating expenses pursuant to its contract with the Partnership to provide real estate advisory, accounting and other related services to the Partnership. LaSalle's reimbursement for such expenses during the first nine months of fiscal 1997 totaled $113,000.
     An affiliate of LaSalle earned $190,000 in the first nine months of fiscal 1997 for property management fees and leasing commissions on tenant renewal and extensions for several of the Partnership's properties.
     The partnership agreement includes provisions limiting the maximum contribution the General Partner can be required to fund upon the dissolution and termination of the Partnership if, at that time, the General Partner's capital account has a negative balance. The maximum contribution is approximately $913,000. If after making such a contribution, the General Partner's capital account still has a negative balance, a reallocation of income equal to the remaining negative balance will be made to the General Partner from the Limited Partners.

NOTE 2 - PROPERTY DISPOSITIONS

On April 30, 1997, the Partnership sold Royal Biltmore for net proceeds of $6,286,000. The net book value of the property at the date of sale was $5,076,000 after accumulated depreciation expense and previously recorded permanent impairments. Accordingly, the Partnership recognized a $1,210,000 gain on the sale of this property in the third quarter of fiscal 1997.
     On June 26, 1997, the Partnership sold Van Buren for net proceeds of $3,996,000. The net book value of the property at the date of sale was also $3,996,000 after accumulated depreciation expense and previously recorded property valuation allowances. Therefore, no gain or loss was recognized on the property sale.

NOTE 3 - PROPERTIES HELD FOR SALE

On April, 11, 1997, the Partnership entered into a contract with a buyer for the sale of all of its real estate property investments at a price of $27,408,000 before selling expenses. The transaction is subject to the approval of the Limited Partners. If the transaction closes, the Partnership will have sold all of its real estate properties and will begin liquidation.

NOTE 4 - SUBSEQUENT EVENT

On July 15, 1997, the Partnership distributed the sales proceeds from Van Buren-96% to the Limited Partners of record at June 30, 1997 ($3,836,000) and 4% to the General Partner
($160,000).